                            SECOND SUPPLEMENT TO THE
               OFFER TO PURCHASE FOR CASH DATED JANUARY 27, 1997

                                  I.H.H. CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                              INVACARE CORPORATION

                    HAS AMENDED ITS TENDER OFFER TO INCREASE
                          THE CASH PURCHASE PRICE FOR
                     ALL OUTSTANDING SHARES OF COMMON STOCK
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                                       OF
                         HEALTHDYNE TECHNOLOGIES, INC.

                                       TO
                               $15 NET PER SHARE

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
  NEW YORK CITY TIME, ON FRIDAY, JUNE 20, 1997, UNLESS THE OFFER IS EXTENDED.

   THE OFFER IS SUBJECT TO THE CONDITIONS CONTAINED IN THE OFFER TO PURCHASE, AS AMENDED AND SUPPLEMENTED BY THE SUPPLEMENT THERETO DATED APRIL 4, 1997.

                                   IMPORTANT

    Any shareholder desiring to tender all or any portion of such shareholder's shares of Common Stock, par value $0.01 per share (the "Shares"), and the associated Preferred Stock Purchase Rights (the "Rights"), of the Company should either (1) complete and sign the revised Letter of Transmittal delivered herewith or one of the Letters of Transmittal previously delivered to such shareholder by the Parent and the Purchaser (or any facsimiles of such Letters of Transmittal) in accordance with the instructions in such Letters of Transmittal, mail or deliver one of such Letters of Transmittal (or such facsimile thereof) and any other required documents to the Depositary (as defined herein), and either deliver the certificates representing the tendered Shares and, if separate, the certificates representing the associated Rights and any other required documents to the Depositary or tender such Shares (and Rights, if applicable) pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase (as defined herein) as amended and supplemented hereby or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. Shareholders having Shares (and Rights, if applicable) registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they desire to tender Shares (and Rights, if applicable) so registered. Unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase) is satisfied, holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

    A shareholder who desires to tender Shares and Rights and whose certificates representing such Shares (and Rights, if applicable) are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, must tender such Shares (and Rights, if applicable) by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase as amended and supplemented hereby.

    Shareholders who have previously validly tendered Shares pursuant to the Offer and not properly withdrawn such Shares have validly tendered such Shares for purposes of the Offer, as amended, and need not take any further action in order to receive the increased price of $15 net per Share pursuant to the amended Offer.

    Questions and requests for assistance may be directed to Salomon Brothers Inc, the Dealer Manager, and MacKenzie Partners, Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                           --------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:
                              SALOMON BROTHERS INC
                                ---------------

June 6, 1997

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1

THE AMENDED TENDER OFFER...................................................................................           3
     1. Term of the Offer; Expiration Date.................................................................           3
     2. Procedure for Tendering Shares and Rights..........................................................           3
     3. Price Range of Shares; Dividends...................................................................           3
     4. Certain Information Concerning the Company.........................................................           3
     5. Certain Information Concerning the Purchaser and the Parent........................................           4
     6. Source and Amount of Funds.........................................................................           5
     7. Background of the Offer; Contacts with the Company.................................................           6
     8. Certain Legal Matters..............................................................................          10
     9. Fees and Expenses..................................................................................          12
    10. Miscellaneous......................................................................................          12

To: The Shareholders of
HEALTHDYNE TECHNOLOGIES, INC.

                                  INTRODUCTION

    The following information amends and supplements the Offer to Purchase dated January 27, 1997, as previously amended and supplemented by the Supplement thereto dated April 4, 1997 (the "Offer to Purchase"), of I.H.H. Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Invacare Corporation, an Ohio corporation (the "Parent"), pursuant to which the Purchaser is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"), and (unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase) is satisfied) the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of May 22, 1995, as amended (the "Rights Agreement"), between the Company and SunTrust Bank, Atlanta (formerly Trust Company Bank), as Rights Agent (the "Rights Agent"), at an increased purchase price of $15 per Share (and associated Right), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and this Supplement and in the revised Letter of Transmittal (which, as further amended from time to time, together constitute the "Offer"). Unless the context requires otherwise, all references in this Supplement to Shares shall be deemed to refer also to the associated Rights, and all references to Rights shall be deemed to include all benefits that may inure to the shareholders of the Company or to holders of the Rights pursuant to the Rights Agreement. Based on publicly available information, the Purchaser believes that one Right is currently associated with each Share. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

    THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE OFFER TO PURCHASE. EXCEPT AS SET FORTH IN THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER. TERMS USED BUT NOT DEFINED HEREIN HAVE THE MEANINGS SET FORTH IN THE OFFER TO PURCHASE. ADDITIONAL COPIES OF THE OFFER TO PURCHASE, THIS SUPPLEMENT, THE REVISED LETTER OF TRANSMITTAL AND THE REVISED NOTICE OF GUARANTEED DELIVERY MAY BE OBTAINED FROM THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBERS SET FORTH ON THE BACK COVER OF THIS SUPPLEMENT.

    The discussion set forth in the Introduction of the Offer to Purchase is hereby amended and supplemented as follows:

    On June 4, 1997, the Parent announced that the Purchaser had increased the Offer price from $13.50 to $15.00 per Share, net to the Seller in cash without interest thereon.

    In the Merger, each then outstanding Share (other than Shares held by the Parent, the Purchaser or any other wholly owned subsidiary of the Parent, Shares held in the treasury of the Company and Shares held by shareholders who properly exercise appraisal rights under Georgia law) would be converted into the right to receive in cash the increased price or $15 per Share paid by the Purchaser pursuant to the amended Offer.

    THE MINIMUM CONDITION. According to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997 (the "March 10-Q"), 12,741,408 shares were outstanding at May 1, 1997 and, according to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "1996 10-K"), options covering a total of approximately 1,782,000 Shares were outstanding under the Company's various stock option plans at December 31, 1996. The Parent currently beneficially owns an aggregate of 600,000 Shares (including 100 Shares owned by the Purchaser), representing approximately 4.7% of the Shares outstanding based on the number of Shares reported by the Company as outstanding at May 1, 1997. Based on this information, the Purchaser believes that the Minimum Condition will be satisfied if approximately 6,806,939 Shares are validly tendered pursuant to the Offer and not properly withdrawn. However, the Minimum Condition will depend on the facts as they exist on the date on which Shares are purchased pursuant to the Offer.

                                    *  *  *

    The Parent has publicly stated that the current $15 per share Offer represents the Parent's and the Purchaser's "best and final" offer for the Company and that, absent a negotiated transaction in which the Company's management is able to substantiate additional value to the Parent's satisfaction, the Parent and the Purchaser do not intend to raise the price in the Offer again. In addition, the Parent has publicly stated that if the Company's shareholders do not elect the Parent's Nominees at the upcoming July 30, 1997 Annual Meeting so as to permit the Offer and the Merger to go forward, the Parent and the Purchaser intend to evaluate all their options at that time, including withdrawing the Offer and/or disposing of some or all of the 600,000 Shares beneficially owned by the Parent. See Section 7 of this Supplement.

    THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION WHICH THE PURCHASER OR THE PARENT MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF
SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

    THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                            THE AMENDED TENDER OFFER

    1. TERM OF THE OFFER; EXPIRATION DATE. The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

    The price to be paid for Shares purchased pursuant to the Offer has been increased from $13.50 to $15.00 per Share (and associated Right), net to the seller in cash without interest thereon, upon the terms and subject to the conditions of the Offer.

    The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, June 20, 1997, unless and until the Purchaser, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

    2.  PROCEDURE FOR TENDERING SHARES AND RIGHTS.  The discussion set forth in
Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

    The revised Letter of Transmittal and the revised Notice of Guaranteed Delivery distributed with this Supplement may be used to tender Shares. Tendering shareholders may also continue to use any of the Letters of Transmittal and the Notices of Guaranteed Delivery previously distributed with the Offer to Purchase to tender Shares in order to receive the increased price of $15 net per Share pursuant to the Offer.

    SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE OFFER AND NOT PROPERLY WITHDRAWN SUCH SHARES HAVE VALIDLY TENDERED SUCH SHARES FOR PURPOSES OF THE OFFER, AS AMENDED, AND NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO RECEIVE THE INCREASED PRICE OF $15 NET PER SHARE PURSUANT TO THE AMENDED OFFER.

    3. PRICE RANGE OF SHARES; DIVIDENDS. The discussion set forth in Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

    According to publicly available sources, the high and low closing sale prices per Share for the second quarter of 1997 (through June 5, 1997) were $15.75 and $13.88, respectively. According to publicly available sources, the Company did not pay any cash dividends during such period.

    On June 5, 1997, the last full trading day prior to the time at which the Parent announced it was increasing the Offer price from $13.50 to $15.00 per Share, the closing sale price per Share reported on the Nasdaq National Market was $14.75. The Offer represents a premium of approximately 70% over the $8.88 closing sale price per Share reported on the Nasdaq National Market on December 31, 1996, the last full trading day before the Parent delivered its January 2, 1997 letter to the Company proposing to acquire the Company at a price of $12.50 per Share in cash. SHAREHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    4.  CERTAIN INFORMATION CONCERNING THE COMPANY.  The discussion set forth in
Section 7 of the Offer to Purchase is hereby amended and supplemented as follows:

    Set forth below are certain selected consolidated financial data for the Company's three fiscal years ending December 31, 1996, which were derived from the 1996 10-K, and for the three-month periods ending March 31, 1997 and 1996, which were derived from the March 10-Q and the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, respectively. More comprehensive financial information is included in such documents (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the Commission, and the following financial data is qualified in its entirety by reference to such other documents including the financial information and related notes contained therein. Such other documents may be examined and copies thereof may be obtained from the offices of the Commission and the Nasdaq Stock Market in the manner set forth in the Offer to Purchase.

                         HEALTHDYNE TECHNOLOGIES, INC.
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                      FOR THE THREE MONTHS           FOR THE YEAR ENDED
                                                        ENDED MARCH 31,                 DECEMBER 31,
                                                     ----------------------  -----------------------------------
                                                        1997        1996        1996         1995        1994
                                                     -----------  ---------  -----------  -----------  ---------

                                                          (UNAUDITED)
INCOME STATEMENT DATA
Revenues...........................................  $    35,671  $  27,482  $   118,318  $   110,494  $  89,012
Operating Earnings.................................        3,969      3,440       11,615       12,209      8,712
Earnings before Income Taxes.......................        2,132      2,936        9,530       10,389      8,488
Income Tax Expense.................................         (853)    (1,159)      (3,805)      (4,102)    (3,383)
Net Earnings.......................................        1,279      1,777        5,725        6,287      5,105
Net Earnings per Common Share......................  $      0.10  $    0.14  $      0.44  $      0.50  $    0.41
Weighted Average Number of Common Shares
  Outstanding for EPS Calculation..................       13,270     12,950       12,919       12,694     12,401

                                                          AT MARCH 31,                 AT DECEMBER 31,
                                                     ----------------------  -----------------------------------
                                                        1997        1996        1996         1995        1994
                                                     -----------  ---------  -----------  -----------  ---------
                                                          (UNAUDITED)
BALANCE SHEET DATA
Working Capital....................................  $   --       $  --      $    36,887  $    36,641  $  28,489
Total Assets.......................................      102,223     84,119       98,078       82,876     69,412
Total Liabilities..................................       55,877     44,883       53,808       45,975     36,377
Total Shareholders' Equity.........................       46,346     39,236       44,270       36,901     29,535

    5. CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE PARENT. The discussion set forth in Section 8 of the Offer to Purchase is hereby amended and supplemented as follows:

    Set forth below are certain selected consolidated financial data for the Parent's three fiscal years ending December 31, 1996, which were derived from the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and for the three-month periods ending March 31, 1997 and 1996, which were derived from the Parent's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and March 31, 1996, respectively. More comprehensive financial information is included in such documents (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Parent with the Commission, and the following financial data is qualified in its entirety by reference to such other documents including the financial information and related notes contained therein. Such other documents may be examined and copies thereof may be obtained from the offices of the Commission and the Nasdaq Stock Market in the same manner as set forth with respect to information about the Company in the Offer to Purchase.

                              INVACARE CORPORATION
                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    FOR THE THREE MONTHS             FOR THE YEAR ENDED
                                                      ENDED MARCH 31,                   DECEMBER 31,
                                                  ------------------------  -------------------------------------
                                                     1997         1996         1996         1995         1994
                                                  -----------  -----------  -----------  -----------  -----------

                                                        (UNAUDITED)
INCOME STATEMENT DATA
Net Sales.......................................  $   151,524  $   134,461  $   619,498  $   504,032  $   411,123
Income from Operations..........................       12,525       10,229       65,393       54,144       43,736
Earnings Before Income Taxes....................       11,830        9,937       63,768       51,845       41,877
Income Taxes....................................       (4,610)      (3,875)     (24,850)     (19,680)     (15,500)
Net Earnings....................................        7,220        6,062       38,918       32,165       26,377
Net Earnings per Share..........................  $      0.24  $      0.20  $      1.28  $      1.07  $      0.89
Dividends per Common Share......................      .012500      .012500       .05000       .03750       .01875
Weighted Average Number of Shares
  Outstanding for EPS Calculation...............       30,412       30,376       30,393       30,077       29,696

                                                        AT MARCH 31,                   AT DECEMBER 31,
                                                  ------------------------  -------------------------------------
                                                     1997         1996         1996         1995         1994
                                                  -----------  -----------  -----------  -----------  -----------
                                                        (UNAUDITED)
BALANCE SHEET DATA
Working Capital.................................  $   --       $   --       $   160,952  $   119,749  $   112,768
Total Assets....................................      502,579      439,668      509,628      408,750      338,109
Total Liabilities...............................      259,145      234,165      271,031      207,431      174,102
Total Shareowners' Equity.......................      243,434      205,503      238,597      201,319      164,007

    The Parent currently beneficially owns an aggregate of 600,000 Shares (including 100 Shares owned by the Purchaser), representing approximately 4.7% of the 12,741,408 Shares reported by the Company as outstanding at May 1, 1997.

    6. SOURCE AND AMOUNT OF FUNDS. The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

    The total amount of funds required by the Purchaser to purchase all of the outstanding Shares (on a fully-diluted basis) and pay related fees and expenses is expected to be approximately $215 million. The Purchaser will obtain such funds through capital contributions and/or intercompany loans by the Parent and/or various wholly-owned direct or indirect subsidiaries of the Parent. The Parent has in place committed bank facilities sufficient to provide such funds. However, the Offer is not conditioned on the receipt of financing.

    The Parent has accepted a commitment letter (the "Additional Commitment Letter") from First National Bank of Chicago ("First National") which provides that First National will provide to the Parent, on specified terms and subject to specified conditions, up to $25 million (the "Additional Facility") in addition to the amount available under the Loan Agreement. The Additional Commitment Letter contemplates that the Additional Facility will be provided on the same terms, covenants and conditions as the Facility under the Loan Agreement, including without limitation interest rates, facility fees, covenants, conditions precedent and representations and warranties, and that the Additional Facility will be implemented by amending the Loan Agreement to increase the aggregate commitments available thereunder by an amount equal to the Additional Facility. The commitment will terminate on September 30, 1997, unless extended by First National, or upon the execution of the amendment of the Loan Agreement, and may be terminated earlier in the event that First National determines that there has been any material adverse change in primary or secondary loan syndication markets or capital markets generally.

    The foregoing summary is qualified in its entirety by reference to the text of the Additional Commitment Letter, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 and is incorporated herein by reference and may be inspected in the same manner as set forth in Section 7 of the Offer to Purchase. When the definitive amendment or any other definitive documentation relating to the Additional Facility is executed, a copy will be filed as an exhibit to the Schedule 14D-1.

    7.  BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

    The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

    On April 8, 1997, the Parent issued the following press release:

                      INVACARE SEEKING COURT ORDER COMPELLING
              HEALTHDYNE TECHNOLOGIES TO HOLD SHAREHOLDERS MEETING

        Elyria, Ohio--(April 8, 1997)--Invacare Corporation announced that it is seeking a court order to compel Healthdyne Technologies, Inc. to hold its 1997 Annual Meeting of Shareholders as promptly as possible and in any event by June 30, 1997.

        A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said "Healthdyne's failure to schedule its annual meeting is yet another attempt to prevent its shareholders from exercising their rights to elect directors of their own choosing. Healthdyne's last two annual meetings were in May and April. Yet they have not taken any of the public actions, such as announcing meeting and record dates, sending out broker search cards and filing preliminary proxy materials, necessary to hold the 1997 meeting consistent with that timetable, and have refused to publicly disclose when they intend to hold the annual meeting. Indeed, the only actions the Healthdyne directors have taken so far with respect to the 1997 annual meeting have been attempts to end-run their own shareholders by a failed legislative effort to abolish shareholders' rights to elect a full board and by deletion of a by-law provision requiring annual meetings to be held on the fourth Tuesday in April unless otherwise scheduled."

        "We are perplexed that Parker H. Petit, Healthdyne's Chairman, thinks that our demands that Healthdyne hold its meeting in accordance with Georgia law and past practices will deny Healthdyne's shareholders an opportunity to make an informed decision with respect to our premium tender offer. There is no question that Healthdyne's first-quarter earnings, about which we have already expressed concern, will be available prior to the annual meeting, and Mr. Petit is free to make any other disclosures he thinks will support his rejection of our premium offer consistent, of course, with his fiduciary duties."

        "Unless Mr. Petit believes that he is entitled to delay a shareholders meeting until some unspecified time more than six months after Healthdyne's year-end when he decides the company has finally demonstrated 'progress', we cannot understand his objection to scheduling and holding the annual meeting promptly. Perhaps he is concerned that shareholders at the annual meeting will ask why Healthdyne missed Wall Street estimates for eight consecutive quarters, why Healthdyne's 1996 earnings dropped from 1995 levels, and why Mr. Petit disposed of approximately one-third of his Healthdyne stock in May and June while the stock was trading near its 1996 highs and shortly before its precipitous decline."

        "In any case, we believe that Healthdyne and its Board of Directors are required by Georgia law, their fiduciary duties and their own by-laws to hold the annual meeting promptly and not later than June 30, 1997, and intend to take all actions necessary to cause them to do so."

        As previously announced, Invacare is proposing a slate of seven director nominees and a set of corporate governance by-law amendments for consideration by shareholders at the annual meeting. Invacare's $13.50 per share tender offer for all outstanding shares of common stock of Healthdyne is currently scheduled to expire at 6:00 p.m. on Monday, April 28, 1997, unless extended in the manner described in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997.

    On April 8, 1997, the Company issued a press release announcing its first-quarter earnings information.

    On April 14, 1997, the Company issued a press release announcing that its Board of Directors would be asked to schedule the Annual Meeting for late July and that it would seek a court ruling on the validity of the Dead-Hand Elimination Proposal. In the press release, Mr. Petit stated, among other things, that a meeting in late July would give shareholders the opportunity to consider the Company's second-quarter results. On April 17, 1997, the Company issued a press release announcing that it had scheduled its Annual Meeting for July 30, 1997.

    On April 28, 1997, the Parent issued the following press release:

                       INVACARE ACCEPTS BINDING JULY 30 DATE
                   FOR HEALTHDYNE TECHNOLOGIES ANNUAL MEETING

        Elyria, Ohio--(April 28, 1997)--Invacare Corporation announced today that Healthdyne Technologies, Inc. and Invacare have agreed to a consent order regarding Healthdyne's Annual Meeting. The consent order, which has been entered by the judge in the Georgia litigation, requires Healthdyne to hold its Annual Meeting on July 30, 1997, without any further extension or delay, so long as Invacare does not change the price or form of consideration offered in its tender offer within fifteen days before the meeting date. If Invacare changes the price or form of consideration in its offer, the consent order limits any delay of the Annual Meeting to no more than fifteen days after such change.

        A. Malachi Mixon, III, Invacare's Chairman and Chief Executive Officer said, "We are pleased that we could come to an agreement with Healthdyne regarding the scheduling of the Annual Meeting which allows both sides to avoid further, unnecessary legal expenses with respect to this issue. Our primary interest in initiating this part of the litigation was to have Healthdyne schedule the Annual Meeting so that shareholders could act on our offer."

        "Since, as we have said before, our $13.50 offer--which represents a more than 52% premium over the trading price at the time our original acquisition proposal was made and reflects a multiple substantially in excess of those that exist for comparable companies in the industry--is based on Healthdyne's potential to achieve a turnaround and perform at a considerably higher level than it has over its last two fiscal years, we welcome the opportunity to review Healthdyne's second quarter results."

        "This agreement with respect to the Annual Meeting demonstrates that an open dialogue on issues can lead to a resolution acceptable to both Invacare and Healthdyne. Therefore, I once again invite Mr. Petit to sit down with us to discuss all aspects of our proposal so that we can reach agreement on a transaction that creates value for the shareholders of both companies."

        As previously announced, Invacare is proposing a slate of seven director nominees and a set of corporate governance by-law amendments for consideration by shareholders at the annual meeting. The proposed amendments are designed to facilitate the change in the Board and the consummation of Invacare's fully-financed, premium tender offer; to prevent manipulation by the current Board of Healthdyne's by-laws and of the size of the Board to be elected at the annual meeting, to allow for a special meeting to be called by shareholders owning 10% of the Company's stock; and to cause the existing Board to eliminate the Company's "dead-hand" pill provisions.

        Invacare's $13.50 per share tender offer for all outstanding shares of Healthdyne common stock is currently scheduled to expire at 6:00 p.m. on Monday, April 28, 1997, unless extended in the manner described in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997.

    On April 29, 1997, the Parent issued a press release announcing that the Purchaser had extended the Offer until 6:00 p.m., New York City time, on Tuesday, May 27, 1997 and that, as of April 28, 1997, approximately 2,580,313 Shares had been tendered, which, together with the 600,000 Shares owned by the Parent, constituted approximately 25% of the outstanding Shares, based on the most recent information provided by the Company.

    Between May 12, 1997 and May 28, 1997, Simpson Thacher & Bartlett, counsel to the Parent and the Purchaser (the "Parent's Counsel"), exchanged correspondence with Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Company (the "Company's Counsel"), regarding allegations made by the Company in the Company's Preliminary Proxy Statement filed with the Commission on May 5, 1997 that the Parent's Nominees, if elected as directors of the Company at the Annual Meeting, may not be considered "continuing directors" empowered to approve the Offer and the Merger for purposes of the Georgia Fair Price Statute in order to satisfy the Georgia Fair Price Statute Condition. Copies of the correspondence have been previously filed as exhibits to the Schedule 14D-1 or to the Company's Solicitation/Recommendation Statement on Schedule 14D-9. As expressed by the Company's Counsel, the Company contends that the Parent and the Purchaser would, prior to the Annual Meeting, be deemed to be "beneficial owners", as such term is used in the Georgia Fair Price Statute, of the Shares tendered to the Purchaser in the Offer and/or for which proxies are given to the Parent's representatives for the Annual Meeting, notwithstanding that such tenders may be withdrawn at any time prior to acceptance for purchase and that such proxies would be fully revocable at any time. Consequently, under the Company's interpretation, the Parent and the Purchaser would become "interested shareholders" prior to the Annual Meeting and thus the directors nominated by them for election at that meeting could not be "continuing directors" unless recommended by the current Board of Directors. The Parent and the Purchaser strongly disagree with the Company's allegations. King & Spalding, Georgia counsel to the Parent and the Purchaser, has rendered its written opinion (a copy of which has been filed as part of an exhibit to the Schedule 14D-1) that the Parent and the Purchaser are not the "beneficial owners" (within the meaning of the Georgia Fair Price Statute) of Shares tendered in the Offer prior to acceptance for purchase, nor will they be the "beneficial owners" of Shares for which revocable proxies are granted to them or voted at the Annual Meeting (although the opinion recognized that there is no controlling Georgia judicial precedent and thus it is not possible to predict with absolute certainty how a Georgia court would rule). The Parent and the Purchaser intend to vigorously oppose any assertion that the Parent's Nominees, if elected as directors of the Company at the Annual Meeting, will not be "continuing directors" empowered to approve the Offer and the Merger in order to satisfy the Georgia Fair Price Statute Condition.

            On May 21, 1997, Mr. Mixon sent the following letter to Mr.
    Petit:

    May 21, 1997

    Mr. Parker H. Petit

    Chairman

    Healthdyne Technologies, Inc.

    Kennestone Circle

    Marietta, GA 30066

    Dear Mr. Petit:

        I would like to reiterate my suggestion that you and I find a way to avoid expensive and contentious litigation and other needless costs and promptly meet to discuss a transaction we can both support.

        As we have stated repeatedly, in the context of a negotiated transaction, we would be prepared to discuss all aspects of our offer fully, including, if Healthdyne's management is able to substantiate additional value to our satisfaction, our offer price.

        Of course, if you should decide to conduct discussions regarding a potential acquisition or strategic combination involving Healthdyne with any other party, we would expect to be included in that process and believe your board's fiduciary duties to the Healthdyne shareholders would mandate our inclusion. We note that we have seen no public indications of any other party interested in a transaction at the level of our offer or otherwise, and we continue to presume based on your lack of disclosure to the contrary that you have not had discussions with any such parties.

        Our goal is, as it has always been, to engage in a transaction on terms that bring value to the shareholders of both Invacare and Healthdyne. Since you believe our offer does not accomplish this, I once again invite you to sit down with me to discuss a transaction which you would be willing to recommend to your shareholders.

                                          Sincerely,

                                          A. Malachi Mixon, III

                                          Chairman of the Board &

                                          Chief Executive Officer

    On May 28, 1997, the Parent issued a press release announcing that the Purchaser had extended the Offer until 12:00 midnight, New York City time, on Friday, June 20, 1997, unless further extended, and that, as of May 27, 1997, approximately 1,608,554 Shares had been tendered, which, together with the 600,000 Shares owned by the Parent constituted approximately 17% of the outstanding Shares, based on the most recent information provided by the Company.

    On June 4, 1997, the Parent issued the following press release:

            INVACARE ANNOUNCES "BEST AND FINAL" INCREASE IN OFFER PRICE
                       FOR HEALTHDYNE TECHNOLOGIES TO $15

        Elyria, Ohio--(June 4, 1997)--Invacare Corporation announced today that its wholly owned subsidiary I.H.H. Corp. has increased the price in its tender offer for all outstanding shares of common stock of Healthdyne Technologies, Inc. from $13.50 to $15.00 per share, net to the seller in cash without interest thereon, upon the other terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 1997, as amended and supplemented by the Supplement thereto dated April 4, 1997, and the related Letter of Transmittal. The increased offer represents a premium of approximately 70% over Healthdyne's $8.88 stock price on the trading day before Invacare made its initial acquisition proposal.

        A. Malachi Mixon, III, Invacare's Chairman and Chief Executive Officer, said, "This substantial increase--made in the interest of bringing this unnecessarily drawn-out process to an end--represents our best and final offer for Healthdyne. Absent a negotiated transaction in which Healthdyne's management is able to substantiate additional value to our satisfaction, we do not intend to raise our price again."

        "Let me add that if Healthdyne's shareholders do not elect our nominees at the upcoming July 30 annual meeting so as to permit our transaction to go forward, we fully intend to evaluate all our options at that time, including withdrawing our offer and/or disposing of some or all of our 600,000 shares of Healthdyne stock."

        "In light of our increased offer, which fully reflects current market estimates of Healthdyne's future performance, I once again call on Chairman Parker H. Petit and the rest of Healthdyne's management to meet with us promptly to discuss a mutually agreeable transaction. Alternatively, we urge them to take the necessary actions to remove Healthdyne's defensive measures with respect to our transaction to permit their shareholders to take immediate advantage of our premium offer, which we are confident is simply too compelling to pass up."

        The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, June 20, 1997, unless further extended in the manner described in the above-described Offer to Purchase and Supplement.

    THIS SUPPLEMENT DOES NOT CONSTITUTE A SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION FOR OR WITH RESPECT TO THE ANNUAL MEETING OR ANY SPECIAL MEETING OF THE COMPANY'S SHAREHOLDERS OR ANY ACTION IN LIEU THEREOF. ANY SUCH SOLICITATION WHICH THE PURCHASER OR THE PARENT MAY MAKE WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY MATERIALS IN COMPLIANCE WITH THE REQUIREMENTS OF
SECTION 14(A) OF THE EXCHANGE ACT.

    8. CERTAIN LEGAL MATTERS. The discussion set forth in Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

    DEFENSIVE TACTICS LITIGATION. On April 7, 1997, the Parent and the Purchaser filed a Motion for Preliminary Injunction (the "Annual Meeting Motion") claiming, among other things, that (i) as part of a scheme of extreme defensive and director-entrenching measures, the defendants were delaying the Annual Meeting in violation of their fiduciary duties and the By-Laws and (ii) the GBCC required the defendants to hold the Annual Meeting by no later than June 30, 1977. The Annual Meeting Motion sought an order requiring the defendants to take all steps necessary to cause the Company to hold the Annual Meeting promptly and in any event by no later than June 30, 1997.

    On April 14, 1997, the Company filed a Motion to Amend its Answer to add a counterclaim ("Company's Dead-Hand Elimination Proposal Counterclaim") alleging that, among other things, the Parent's Proposal to be made at the Annual Meeting to cause the existing Board to eliminate the "dead-hand pill" restrictions in the Rights Agreement (the "Dead-Hand Elimination Proposal") would be in violation of Georgia law and requesting that the Parent be enjoined from soliciting proxies in support of such Proposal. The Company also filed a Motion for Summary Judgment on the Company's Dead-Hand Elimination Proposal Counterclaim on the same day.

    On April 21, 1997, the Company filed a Response Brief in Opposition to the Annual Meeting Motion.

    On April 28, 1997, the Parent and the Company agreed to, and the Court entered, a consent order (the "Annual Meeting Consent Order") requiring the Company to hold the Annual Meeting on July 30, 1997 so long as the Parent and the Purchaser do not change the price or form of consideration offered in the Offer within fifteen days before the meeting date. The Annual Meeting Consent Order further provides that, if such a change in the Offer is made, the Company may delay the Annual Meeting to no more than fifteen days after the date of such change, and also permits the parties to petition the Court for relief from the order. As a result of the Annual Meeting Consent Order, the Parent and the Purchaser withdrew the Annual Meeting Motion.

    On May 1, 1997, the Court granted leave to the Company to file the Company's Dead-Hand Elimination Proposal Counterclaim and the related Motion for Summary Judgment.

    On May 16, 1997, the Parent and the Purchaser filed a Motion for a Preliminary Injunction (the "Dead-Hand Motion") seeking an order declaring the "dead-hand pill" restrictions of the Rights Agreement invalid and ordering the director defendants to amend the Rights Agreement to remove such restrictions. The Court has scheduled a hearing for the Dead-Hand Motion as well as the Motion for Summary Judgment on the Company's Dead-Hand Elimination Proposal Counterclaim for Monday, June 16, 1997.

    On May 28, 1997, the Parent and the Purchaser filed a reply to the Company's Dead-Hand Elimination Proposal Counterclaim and a counterclaim seeking declaratory and injunctive relief in connection with the Dead-Hand Elimination Proposal ("Parent's Dead-Hand Elimination Proposal Counterclaim"). The Parent's Dead-Hand Elimination Proposal Counterclaim asks the Court to (A) declare that the Dead-Hand Elimination Proposal (i) is valid under Georgia law, (ii) proposes an amendment to the By-Laws that, if approved by the shareholders, is valid, binding and enforceable under Georgia law in accordance with its terms, (iii) shall be submitted to the Company shareholders for a vote at the Annual Meeting at a time and in a manner such that, if adopted by the shareholders, it will result in the elimination of the "dead-hand pill" restrictions and (iv) if adopted, requires the Board of Directors to act immediately to eliminate the "dead-hand pill" restrictions of the Rights Agreement and (B) enjoin the Company from interfering with the consideration of the Dead-Hand Elimination Proposal at the Annual Meeting.

    On June 2, 1997, the Parent and the Purchaser filed a Motion for Summary Judgment on Parent's Dead-Hand Elimination Proposal Counterclaim and a memorandum of law opposing the Company's motion for summary judgment on the Company's Dead-Hand Elimination Proposal Counterclaim and in support of the motion for summary judgment on Parent's Dead-Hand Elimination Proposal Counterclaim.

    The Parent has been advised that the plaintiffs in the other shareholder lawsuits have filed a Motion for Preliminary Injunction substantially similar to the Dead-Hand Motion and the Court has indicated that such motion will be heard on June 16, 1997 at the same time as the above-described motions in the Defensive Tactics Litigation.

    9. FEES AND EXPENSES. The discussion set forth in Section 16 of the Offer to Purchase is hereby amended and supplemented as follows:

    The Parent has retained The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey"), an Atlanta, Georgia investment banking firm, to provide advice in connection with the Offer. To date, the Parent has paid Robinson-Humphrey a fee of $100,000. Upon the acquisition of the Company, the Parent has agreed to pay Robinson-Humphrey an additional fee of $200,000. Salomon Brothers has agreed to reduce the amount of the acquisition fee payable by the Parent to Salomon Brothers in an amount equal to the fee that the Parent is obligated to pay Robinson-Humphrey upon an acquisition of the Company. The Parent will also reimburse Robinson-Humphrey for reasonable expenses (including attorneys' fees and expenses) in an amount not to exceed $15,000, and has also agreed to indemnify Robinson-Humphrey against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    10. MISCELLANEOUS. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR THE PARENT NOT CONTAINED HEREIN, IN THE OFFER TO PURCHASE OR IN THE REVISED LETTER OF TRANSMITTAL AND IF GIVEN OR MADE SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          I.H.H. Corp.

June 6, 1997

    Facsimile copies of the revised Letter of Transmittal, properly completed and duly executed, will be accepted. The revised Letter of Transmittal, certificates for Shares and/or Rights and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                        THE DEPOSITARY FOR THE OFFER IS:
                       IBJ SCHRODER BANK & TRUST COMPANY

          BY MAIL:              BY FACSIMILE TRANSMISSION:        BY HAND OR OVERNIGHT
                                                                        DELIVERY:

         P.O. Box 84                  (212) 858-2611                One State Street
    Bowling Green Station          Attn: Reorganization         New York, New York 10004
     New York, New York            Operations Department       Attn: Securities Processing
         10274-0084
                                                                  Window, Subcellar One
    Attn: Reorganization           CONFIRM FACSIMILE BY
    Operations Department               TELEPHONE:
                                      (212) 858-2103

    Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses listed below. Additional copies of the Offer to Purchase, this Supplement, the revised Letter of Transmittal and the revised Notice of Guaranteed Delivery may also be obtained from the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offer.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]

                                156 Fifth Avenue
                               New York, NY 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE: (800) 322-2885

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON BROTHERS INC

                            Seven World Trade Center
                            New York, New York 10048
                         (212) 783-6592 (Call Collect)